XORTX THERAPEUTICS INC.

3710 - 33rd Street NW

Calgary, Alberta T2L 2M1

Canada

September 19, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Joshua Gorsky

Re:	XORTX Therapeutics Inc.
Registration Statement on Form F-1
File No. 333-267328
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, XORTX Therapeutics Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the registration statement on Form F-1 (File No. 333-267328) (the “Registration Statement”) to 4:30 p.m., Eastern Time, on September 19, 2022, or as soon as practicable thereafter.

The Registrant understands that the Staff will consider this request as confirmation by the Registrant of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Troutman Pepper Hamilton Sanders LLP, by calling Thomas M. Rose at (757) 687-7715.

Very truly yours,

XORTX Therapeutics Inc.

By:	/s/ Allen Davidoff
Name:	Allen Davidoff
Title:	President and Chief Executive Officer

cc: Thomas M. Rose.